Exhibit 99.1

Eshallgo Inc

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

PROXY STATEMENT AND NOTICE OF A MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES

To Be Held on May 6, 2026 at 11:00 a.m. Shanghai Time (May 5, 2026 at 11:00 p.m. Eastern Time)

(or any adjournment(s) or postponement(s) thereof)

AND

PROXY STATEMENT AND NOTICE OF A MEETING OF THE HOLDERS OF CLASS B ORDINARY SHARES

To Be Held Immediately Following the Meeting of the Holders of the Class A Ordinary Shares

AND

PROXY STATEMENT AND NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held Immediately Following the Meeting of the Holders of the Class B Ordinary Shares

NOTICE OF A MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES

April 24, 2026

Dear Shareholders:

Notice is hereby given that a meeting of the holders of class A ordinary shares of a par value of US$0.0016 each (the “Class A Ordinary Shares”) of Eshallgo Inc, a Cayman Islands exempted company (the “Company”) (the “Class A Meeting”), will be held on May 6, 2026 at 11:00 a.m. Shanghai Time (May 5, 2026 at 11:00 p.m. Eastern Time), at No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong New District, Shanghai, China 200120, People’s Republic of China for the purpose of considering and, if thought fit, passing and approving the following resolution:

Proposal of the Class A Meeting: Increase of the Voting Rights of Class B Ordinary Shares:

By an ordinary resolution of the holders of the Class A Ordinary Shares to approve that: with immediate effect, the voting rights attached to each class B ordinary share of a par value of US$0.0016 each (the “Class B Ordinary Shares”) of the Company be increased from fifty (50) votes to four hundred (400) votes on all matters subject to vote at general meetings of the Company. The Company’s board of directors (the “Board”) urges shareholders to vote “FOR” Proposal of the Class A Meeting.

NOTICE OF A MEETING OF THE HOLDERS OF CLASS B ORDINARY SHARES

Notice is hereby given that a meeting of the holders of class B ordinary shares of a par value of US$0.0016 each (the “Class B Ordinary Shares”) of Eshallgo Inc, a Cayman Islands exempted company (the “Company”) (the “Class B Meeting”), will be held immediately following the Class A Meeting, at No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong New District, Shanghai, China 200120, People’s Republic of China for the purpose of considering and, if thought fit, passing and approving the following resolution:

Proposal of the Class B Meeting: Increase of the Voting Rights of Class B Ordinary Shares:

By an ordinary resolution of the holders of the Class B Ordinary Shares to approve that: with immediate effect, the voting rights attached to each Class B Ordinary Share be increased from fifty (50) votes to four hundred (400) votes on all matters subject to vote at general meetings of the Company. The Board urges shareholders to vote “FOR” Proposal of the Class B Meeting.

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an extraordinary general meeting (the “EGM”) of shareholders of Eshallgo Inc, a Cayman Islands exempted company (the “Company”), will be held immediately following the Class B Meeting, at No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong New District, Shanghai, China 200120, People’s Republic of China for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.

Proposal One. By a special resolution, subject to approval by the holders of Class A Ordinary Shares of the Proposal of the Class A Meeting and the holders of Class B Ordinary Shares of the Proposal of the Class B Meeting, to (i) approve the increase of the voting rights attached to each Class B Ordinary Share from fifty (50) votes to four hundred (400) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the “Change of Voting Rights of Class B Ordinary Shares”) and (ii) approve the following amendments of the Company’s existing articles of association to reflect the Change of Voting Rights of Class B Ordinary Shares with immediate effect:

Article 12 of the Company’s existing articles of association be deleted in its entirety and replaced with the following new Article 12:

“Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to four hundred (400) votes on all matters subject to vote at general meetings of the Company.”

Article 77 of the Company’s existing articles of association be deleted in its entirety and replaced with the following new Article 77:

“Subject to any rights and restrictions for the time being attached to any Share, on a poll every Shareholder Present at the meeting shall have one (1) vote for each Class A Ordinary Share and four hundred (400) votes for each Class B Ordinary Share of which he is the holder.”

(the “Change of Voting Rights of Class B Ordinary Shares and Amendments to Articles 12 and 77”).

The Board urges shareholders to vote “FOR” Proposal One.

2.	Proposal Two. By an ordinary resolution, to approve an increase of the Company’s authorized share capital from US$50,000 divided into 31,250,000 ordinary shares of a par value of US$0.0016 each, comprising (i) 28,125,000 class A ordinary shares of a par value of US$0.0016 each and (ii) 3,125,000 class B ordinary shares of a par value of US$0.0016 each, to US$200,000,000 divided into 125,000,000,000 ordinary shares of a par value of US$0.0016 each comprising (i) 112,500,000,000 class A ordinary shares of a par value of US$0.0016 each and (ii) 12,500,000,000 class B ordinary shares of a par value of US$0.0016 each, by the creation of additional 112,471,875,000 Class A Ordinary Shares and 12,496,875,000 Class B Ordinary Shares, with immediate effect (the “Share Capital Increase”). The Board urges shareholders to vote “FOR” Proposal Two.

3.

Proposal Three. By a special resolution, subject to and immediately following the Share Capital Increase being effected, to approve that Clause 7 of the Company’s existing memorandum of association be deleted in its entirety and replaced with the following new Clause 7 with immediate effect:

“The authorised share capital of the Company is US$200,000,000 divided into 125,000,000,000 ordinary shares of a par value of US$0.0016 each comprising (i) 112,500,000,000 class A ordinary shares of a par value of US$0.0016 each and (ii) 12,500,000,000 class B ordinary shares of a par value of US$0.0016 each (however designated) as the board of directors may determine in accordance with Article 9 of the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.”

(the “Amendment to Clause 7”). The Board urges shareholders to vote “FOR” Proposal Three.

4.

Proposal Four. By a special resolution, to approve that Article 66 of the Company’s existing articles of association be deleted in its entirety and replaced with the following new Article 66 with immediate effect:

“If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the Directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.”

(the “Amendment to Article 66”). The Board urges shareholders to vote “FOR” Proposal Four.

5.	Proposal Five. By an ordinary resolution, to (a) implement a new round of share consolidations of the Company’s issued and authorized but unissued class A ordinary shares and class B ordinary shares, at any one time or multiple times during a period of up to two years of the date of the EGM, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the EGM; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations. The Board urges shareholders to vote “FOR” Proposal Five.

6.	Proposal Six. By an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the EGM, (a) each director of the Company be and is hereby authorized severally to do all such acts and things and execute all such documents, which are ancillary to the Change of Voting Rights of Class B Ordinary Shares and Amendments to Articles 12 and 77, the Share Capital Increase, the Amendment to Clause 7, the Amendment to Article 66, the Share Consolidations, and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies in the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s registered office provider and/or transfer agent be and is hereby instructed severally to cancel the original share certificate(s) (if any), issue new share certificate(s) upon request, and update the register of members of the Company and/or the list(s) of shareholder(s) (as applicable) of the Company in respect of the foregoing resolutions (from (a) to (c), the “General Authorization”). The Board urges shareholders to vote “FOR” Proposal Six.

7.	Proposal Seven. By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Six (the “Adjournment”). The Board urges shareholders to vote “FOR” Proposal Seven.

Our Annual Report on Form 20-F for the fiscal year ended March 31, 2025 (the “2025 Annual Report”), including the financial statements, is available on the SEC’s website at http://www.sec.gov.

Your vote is important. Whether or not you plan to attend the Meetings, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors,
Sincerely,

/s/ Qiwei Miao
Qiwei Miao
Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES, MEETING OF THE HOLDERS OF CLASS B ORDINARY SHARES, AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD ON MAY 6, 2026.

Eshallgo Inc

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

Proxy Statement FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of Eshallgo Inc, a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for the Class A Meeting, Class B Meeting, and the EGM of the Company. The Class A Meeting will be held on May 6, 2026 at 11:00 a.m. Shanghai Time (May 5, 2026 at 11:00 p.m. Eastern Time), the Class B Meeting will be held immediately following the Class A Meeting, and the EGM will be held immediately following the Class B Meeting (together, the “Meetings”), at No. 37, Haiyi Villa, Lane 97, Songlin Road, Pudong New District, Shanghai, China 200120.

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meetings. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meetings?

At the Class A Meeting, our holders of the Class A Ordinary Shares will act upon the Change of Voting Rights of Class B Ordinary Shares.

At the Class B Meeting, our holders of the Class B Ordinary Shares will act upon the Change of Voting Rights of Class B Ordinary Shares.

At the EGM, our shareholders will act upon the matters described in this proxy statement.

These matters include 1) Change of Voting Rights of Class B Ordinary Shares and Amendments to Articles 12 and 77, 2) the Share Capital Increase, 3) the Amendment to Clause 7, 4) the Amendment to Article 66, 5) the Share Consolidations, 6) the General Authorization, and 7) Adjournment.

What are the Board’s recommendations?

For holders of the Class A Ordinary Shares for the Class A Meeting, our Board recommends that you vote:

●	“FOR” the Change of Voting Rights of Class B Ordinary Shares;

For holders of the Class B Ordinary Shares for the Class B Meeting, our Board recommends that you vote:

●	“FOR” the Change of Voting Rights of Class B Ordinary Shares;

For our shareholders for the EGM, our Board recommends that you vote:

●	“FOR” the Change of Voting Rights of Class B Ordinary Shares and Amendments to Articles 12 and 77;

●	“FOR” the Share Capital Increase;

●	“FOR” the Amendment to Clause 7;

●	“FOR” the Amendment to Article 66;

●	“FOR” the Share Consolidations;

●	“FOR” the General Authorization; and

●	“FOR” the Adjournment.

Who is entitled to attend and vote at the Meetings?

Only shareholders of record at the close of business on April 20, 2026, which we refer to as the Record Date, are entitled to receive notice of, and to attend and vote at, the Meetings. As of the Record Date, there were 1,656,609 Class A Ordinary Shares and 366,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to fifty (50) votes for each Class B Ordinary Share held for each of the proposals.

A list of shareholders entitled to vote at the Meetings will be available at the Meetings.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Transhare Corporation, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders can vote in person at the Meetings or by proxy. There are two ways to vote by proxy:

●	By Internet — You can vote over the Internet by going to www.transhare.com, clicking on Vote Your Proxy, logging in using the control number and following the instructions to vote your shares;

●	By Mail — You can vote by mail by signing, dating and mailing the enclosed proxy card;

●	By Email: Please email your signed proxy card to Proxy@Transhare.com; or

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Internet voting also will be offered to shareholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the Meetings, you should contact your broker or agent to obtain a legal proxy or broker’s proxy card and bring it to the Meetings in order to vote.

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your instructions, your shares will be voted as follows:

●	FOR the Change of Voting Rights of Class B Ordinary Shares and Amendments to Articles 12 and 77;

●	FOR the Share Capital Increase;

●	FOR the Amendment to Clause 7;

●	FOR the Amendment to Article 66;

●	FOR the Share Consolidations;

●	FOR the General Authorization; and

●	FOR the Adjournment.

What constitutes a quorum?

According to the Company’s currently effective memorandum and articles of association, a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person, through their authorized representative or by proxy holding in aggregate at least one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

How will shares be voted at the Meetings?

In accordance with the Company’s currently effective memorandum and articles of association, all resolutions put to the vote of the Meetings shall be decided by way of a poll.

What is required to approve each item?

●	For Proposal One, the affirmative vote of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM is required.

●	For Proposal Two, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Three, the affirmative vote of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Four, the affirmative vote of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Five, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Six, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

●	For Proposal Seven, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM, is required.

For the purpose of determining whether the shareholders have approved Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and Proposal Six, abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of these Proposals. Abstentions will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Seven, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Seven, which is considered routine matters.

How will Class A Ordinary Shares and Class B Ordinary Shares represented by properly executed proxies be voted?

All Class A Ordinary Shares and Class B Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to fifty (50) votes for each Class B Ordinary Share held for each of the proposals.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly signed proxy card bearing a later date,

●	voting over the Internet, or

●	voting in person at the Meetings.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, Transhare Corporation at (303) 662-1112.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the Meetings?

Preliminary results will be announced at the Meetings. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Class A Ordinary Shares and/or Class B Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Class A Ordinary Shares and/or Class B Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

Eshallgo Inc

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householded mailings, you may do so by contacting our Corporate Secretary as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

Eshallgo Inc

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

PROPOSAL ONE

CHANGE OF VOTING RIGHTS OF CLASS B ORDINARY SHARES AND AMENDMENTS TO ARTICLES 12 AND 77

Background

We are proposing to approve that: subject to approval by the holders of Class A Ordinary Shares of the Proposal of the Class A Meeting and the holders of Class B Ordinary Shares of the Proposal of the Class B Meeting, to (i) approve the increase of the voting rights attached to each Class B Ordinary Share from fifty (50) votes to four hundred (400) votes on all matters subject to vote at general meetings of the Company, with immediate effect (the “Change of Voting Rights of Class B Ordinary Shares”) and (ii) approve the following amendments of the Company’s existing articles of association to reflect the Change of Voting Rights of Class B Ordinary Shares with immediate effect:

Article 12 of the Company’s existing articles of association be deleted in its entirety and replaced with the following new Article 12:

“Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to four hundred (400) votes on all matters subject to vote at general meetings of the Company.”

Article 77 of the Company’s existing articles of association be deleted in its entirety and replaced with the following new Article 77:

“Subject to any rights and restrictions for the time being attached to any Share, on a poll every Shareholder Present at the meeting shall have one (1) vote for each Class A Ordinary Share and four hundred (400) votes for each Class B Ordinary Share of which he is the holder.”

(the “Change of Voting Rights of Class B Ordinary Shares and Amendments to Articles 12 and 77”).

Vote Required

The affirmative vote of not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM is required to approve this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” on this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE ALL OF YOUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL TWO

SHARE CAPITAL INCREASE

Background

We are proposing to approve an increase of the Company’s authorized share capital from US$50,000 divided into 31,250,000 ordinary shares of a par value of US$0.0016 each, comprising (i) 28,125,000 class A ordinary shares of a par value of US$0.0016 each and (ii) 3,125,000 class B ordinary shares of a par value of US$0.0016 each, to US$200,000,000 divided into 125,000,000,000 ordinary shares of a par value of US$0.0016 each comprising (i) 112,500,000,000 class A ordinary shares of a par value of US$0.0016 each and (ii) 12,500,000,000 class B ordinary shares of a par value of US$0.0016 each, by the creation of additional 112,471,875,000 Class A Ordinary Shares and 12,496,875,000 Class B Ordinary Shares, with immediate effect (the “Share Capital Increase”).

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM is required to approve this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” on this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE

AMENDMENT TO CLAUSE 7

Background

We are proposing, subject to and immediately following the Share Capital Increase being effected, to approve that Clause 7 of the Company’s existing memorandum of association be deleted in its entirety and replaced with the following new Clause 7 with immediate effect:

“The authorised share capital of the Company is US$200,000,000 divided into 125,000,000,000 ordinary shares of a par value of US$0.0016 each comprising (i) 112,500,000,000 class A ordinary shares of a par value of US$0.0016 each and (ii) 12,500,000,000 class B ordinary shares of a par value of US$0.0016 each (however designated) as the board of directors may determine in accordance with Article 9 of the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.”

(the “Amendment to Clause 7”).

Vote Required

This Proposal requires the affirmative (“FOR”) vote of not less than two-thirds of the votes cast by shareholders present or represented by proxy and entitled to vote at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” on this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FOUR

AMENDMENT TO ARTICLE 66

Background

We are proposing to approve that Article 66 of the Company’s existing articles of association be deleted in its entirety and replaced with the following new Article 66 with immediate effect:

“If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other time or such other place as the Directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.”

(the “Amendment to Article 66”).

Vote Required

This Proposal requires the affirmative (“FOR”) vote of not less than two-thirds of the votes cast by shareholders present or represented by proxy and entitled to vote at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” on this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FIVE

SHARE CONSOLIDATIONS

Background

We are proposing to (a) implement a new round of share consolidations of the Company’s issued and authorized but unissued class A ordinary shares and class B ordinary shares, at any one time or multiple times during a period of up to two years of the date of the EGM, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the EGM; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.

Purpose of Share Consolidations

The Company’s Class A Ordinary Shares are listed on the Nasdaq Capital Market of Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbol of “EHGO” In order for the Class A Ordinary Shares to continue to be listed on Nasdaq, the Company must satisfy various listing standards established by Nasdaq. Specifically, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days. Upon such failure, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and will be provided an initial compliance period of 180 calendar days to regain compliance with the Bid Price Rule. If the Company does not regain compliance within the allotted compliance period, including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Class A Ordinary Shares will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

In addition, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii), if the Company’s Class A Ordinary Share has a closing bid price of $0.10 or less for ten consecutive business days, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and the security shall be suspended from trading on Nasdaq; the Company shall be ineligible for any compliance period otherwise described in this Rule 5810(c)(3)(A). Further pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), if a Company’s security fails to meet the continued listing requirement for minimum bid price and the Company has effected a reverse stock split over the prior one-year period; or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the Company shall not be eligible for any compliance period specified in this Rule 5810(c)(3)(A) and the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security. The Company would be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

The Board believes that the delisting of the Class A Ordinary Shares from Nasdaq would likely result in decreased liquidity. Such decreased liquidity would result in an increase in the volatility of the trading price of the Class A Ordinary Shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

To enhance the Company’s ability to retain the compliance with the bid price requirement and remain listed on Nasdaq, the Board believes that it is in the best interest of the Company and the shareholders to authorize the Board to effectuate one or more Share Consolidations to increase the market price of the Class A Ordinary Shares to meet the bid price requirement if needed. As a result, the Board is soliciting shareholders’ approval of the authorization to the Board to effect one or more Share Consolidations to be determined by the Board in its sole discretion within two years after the shareholders’ approval provided that the accumulative consolidation ratio for all such Share Consolidations shall not be more than 4000:1 (and if the Board did not determine a ratio within such two-year period, the Share Consolidations would not proceed and will be abandoned), and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of class A ordinary shares and class B ordinary shares of the Company to round up any fractions of class A ordinary shares and class B ordinary shares issued to or registered in the name of such shareholders of the Company following or as a result of each Share Consolidation.

In evaluating whether or not to conduct a Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of a share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies that have effected share consolidations have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from Nasdaq. The Board determined that continued listing on Nasdaq is in the best interest of the Company and its shareholders, and that a Share Consolidation is probably necessary to maintain the listing of the Class A Ordinary Shares on Nasdaq.

In addition, there can be no assurance that, after a Share Consolidation, the Company would be able to maintain the listing of the Class A Ordinary Shares on Nasdaq. Nasdaq maintains several other continued listing requirements currently applicable to the listing of the Class A Ordinary Shares. Shareholders should recognize that if a Share Consolidation is effected, they will own a smaller number of Class A Ordinary Shares and/or Class B Ordinary Shares than they currently own. While the Company expects that a Share Consolidation will result in an increase in the market price of the Class A Ordinary Shares, it may not increase the market price of the Class A Ordinary Shares in proportion to the reduction in the number of Class A Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If a Share Consolidation is effected and the market price of the Class A Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Class A Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after a Share Consolidation. Accordingly, the Share Consolidations may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued upon any Share Consolidation. Upon approval of this Proposal, the directors of the Company will be authorized to round up any fractions of Class A Ordinary Shares or Class B Ordinary Shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of a Share Consolidation.

Effects of the Share Consolidations

Authorized but Unissued Shares

At the time a Share Consolidation is effective, our authorized but unissued class A ordinary shares and class B ordinary shares will be consolidated at a ratio that shall not be more than 4000:1.

Issued and Outstanding Shares

A Share Consolidation will also reduce the number of issued and outstanding class A ordinary shares and class B ordinary shares at the ratio that shall not be more than 4000:1.

Each shareholder’s proportionate ownership of the issued and outstanding class A ordinary shares and class B ordinary shares immediately following the effectiveness of a Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of a Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our class A ordinary shares and class B ordinary shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of class A ordinary shares and class B ordinary shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidations.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation, the Company’s shareholders will be notified that a Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, Transhare Corporation, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation class A ordinary shares and class B ordinary shares in exchange for certificates representing post-consolidation class A ordinary shares and class B ordinary shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect each Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the EGM is required to approve this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” on this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SIX

GENERAL AUTHORIZATION

Background

Proposal Six, if approved with respect to the matters duly approved under these resolutions at the EGM, will allow (a) each of directors of the Company to be authorized severally to do all such acts and things and execute all such documents, which are ancillary to the Change of Voting Rights of Class B Ordinary Shares and Amendments to Articles 12 and 77, the Share Capital Increase, the Amendment to Clause 7, the Amendment to Article 66, the Share Consolidations, and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies in the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s registered office provider and/or transfer agent be and is hereby instructed severally to cancel the original share certificate(s) (if any), issue new share certificate(s) upon request, and update the register of members of the Company and/or the list(s) of shareholder(s) (as applicable) of the Company in respect of the foregoing resolutions (from (a) to (c), the “General Authorization”).

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” on this Proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SEVEN

ADJOURNMENT OF THE MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF PROPOSAL ONE, PROPOSAL TWO, PROPOSAL THREE, PROPOSAL FOUR, PROPOSAL FIVE AND PROPOSAL SIX.

Proposal Seven, if adopted, will allow the chairman of the EGM to adjourn the EGM to a later date or dates to permit further solicitation and vote of proxies. This Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals.

If Proposal Seven is not approved by our shareholders, the chairman of the EGM may not be able to adjourn the EGM to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five, and Proposal Six.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the EGM. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” on this Proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for this Proposal, which is considered a routine matter.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

As of the date of this Proxy Statement, the Board has no knowledge of any business which will be presented for consideration at the Class A Meeting other than the Change of Voting Rights of Class B Ordinary Shares, at the Class B Meeting other than the Change of Voting Rights of Class B Ordinary Shares, and at the EGM other than the Change of Voting Rights of Class B Ordinary Shares and Amendments to Articles 12 and 77, the Share Capital Increase, the Amendment to Clause 7, the Amendment to Article 66, the Share Consolidations, the General Authorization and the Adjournment.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Date: April 24, 2026	By	Order of the Board of Directors

/s/ Qiwei Miao
Qiwei Miao
Chief Executive Officer